SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1.              English translation of a letter dated July 6, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, July 6, 2020 Comisión Nacional de Valores

Dear Sirs,

Re.: Telecom Argentina S.A.

Mandatory Public Tender Offer

In re. “Burgueño Daniel c / EN - CNV a /Incident relating to Injunction” (Docket
89537/2018/3). Extension of Injunction.

I am writing to you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), in relation to the Mandatory Public Tender Offer promoted by Cablevisión Holding S.A. (“CVH”) on June 21, 2018.

In this regard, we attach hereto the note received today from CVH, informing that CVH was served with notice of a decision rendered on July 3, 2020 by the Chamber V of the Federal Court of Appeals on Administrative Litigation Matters, rendered in the case mentioned above, whereby said Court decided to interrupt the judicial recess period only to consider the appeal filed by the Comisión Nacional de Valores on May 26, 2020, dismiss such appeal and, consequently, confirm the extension of the injunction granted thereunder.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

ATTACHMENT

Buenos Aires, July 6, 2020

Mr. Chairman of the Board of Directors

of Telecom Argentina S.A.

Alicia Moreau de Justo 50, City of Buenos Aires

Re.: Mandatory Public Tender Offer

In re. “Burgueño Daniel c / EN - CNV a /Incident relating to Injunction” (Docket
 89537/2018/3). Extension of injunction

Dear Sir,

Sebastián Bardengo, in my capacity as Chairman of Cablevisión Holding S.A. (“the Company”), I am writing to you to inform that the Company was served with notice of a decision rendered on July 3, 2020 by the Chamber V of the Federal Court of Appeals on Administrative Litigation Matters rendered in the case mentioned above, whereby said Court decided to interrupt the judicial recess period only to consider the appeal filed by the Comisión Nacional de Valores on May 26, 2020, dismiss such appeal and, consequently, confirm the extension of the injunction granted thereunder.

Sincerely,

Cablevisión Holding S.A.

/s/ Sebastián Bardengo
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	July 7, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations